SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada, M4A 1W9 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: info@altairesources.com • Internet: http://www.altairesources.com

[redacted]

08002822

May 26, 2008

By Courier

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549, U.S.A.
Attn: Office of International Corporate Finance

SUPPL

Dear Sirs:

<u>RE: Altai Resources Inc. - CUSIP No. 02136K 10 8</u>

In compliance with the applicable securities legislation, we confirm herewith that we have mailed on May 23, 2008 to our Shareholders on record (record date: May 21, 2008) the following material (enclosed) for our Annual General Meeting of Shareholders to be held on June 24, 2007 and <u>we are filing with you the same material</u>:-

1) Notice of Annual General Meeting of Shareholders / Management Information Circular / President and CEO's Letter to Shareholders / Summary of Audited Consolidated Financial Statements for the year ended December 31, 2007 / Management's Discussion and Analysis (Form 51-102F1) for the year ended December 31, 2007 / Financial Statements Request – 2008;

2) Proxy Form; and

3) Proxy Return Envelope.

Yours truly,
ALTAI RESOURCES INC.

Maria Au
Secretary-Treasurer

RECEIVED
2008 MAY 27 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
MAY 29 2008
THOMSON REUTERS

Encl.

Number of copies enclosed: 1

c.c. Bolton & Bolton

dw 5/28

ATAGM003.USC.70526

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada, M4A 1W9 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: info@altairesources.com • Internet: http://www.altairesources.com

May 26, 2008

By Sedar Filing

Ontario Securities Commission
Autorité des marché financiers
British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: Altai Resources Inc. - CUSIP No. 02136K 10 8

In compliance with the applicable securities legislation, we confirm herewith that we have mailed on May 26, 2008 to our Shareholders on record (record date: May 21, 2008) the following material (enclosed) for our Annual General Meeting of Shareholders to be held on June 24, 2008 and we are filing with you the same material:-

1) Notice of Annual General Meeting of Shareholders / Management Information Circular / President and CEO's Letter to Shareholders / Summary of Audited Consolidated Financial Statements for the year ended December 31, 2007 / Management's Discussion and Analysis (Form 51-102F1) for the year ended December 31, 2007 / Financial Statements Request - 2008;

2) Proxy Form; and

3) Proxy Return Envelope.

Yours truly,
ALTAI RESOURCES INC.

"Maria Au"
Maria Au
Secretary-Treasurer

Encl.

atosc002.07AGM 80526 sedar

Ontario Securities Commission
Autorité des marché financiers
TSX Venture Exchange
May 26, 2008

British Columbia Securities Commission
Alberta Securities Commission

By Sedar Filing

Copy By Mail to :

United States Securities and Exchange Commission
Attn: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549, U.S.A.
(SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950)

Standard & Poor's Corporation
Attn: Dolores Devine, Manager
Investor Relations/Data Operations
55 Water Street - 27 Floor
New York, NY 10041
U.S.A. (x 4)

Bolton & Bolton
Attn: Mr. Doug Bolton
25 Oakcrest Avenue
Unionville, Ontario, Canada, L3R 2B9

Computershare Investor Services Inc.
Attn: Ms. Shirley Yuen
100 University Avenue, 9th Floor,
Toronto, Ontario, Canada, M5J 2Y1

ALTAI RESOURCES INC.
1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada M4A 1W9
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Website: http://www.altairesources.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting of shareholders of **ALTAI RESOURCES INC.** (the "Corporation") will be held on Tuesday, the 24th day of June, 2008 at President's Room, Albany Club, 91 King Street East, Toronto, Ontario, Canada at the hour of 4:30 o'clock in the afternoon (Toronto time), for the following purposes:

1. To receive the audited consolidated financial statements and the report of the auditors for the financial year ended December 31, 2007;

2. To elect directors;

3. To appoint auditors and to authorize the directors to fix the remuneration of the auditors;

4. To consider such other matters as may properly come before the meeting or any adjournments thereof.

The management information circular and the form of proxy accompany this notice.

BY ORDER OF THE BOARD OF DIRECTORS

Maria Au
Secretary-Treasurer
May 21, 2008

RECEIVED
2008 MAY 21 P 2:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTES:

1. Your vote is important regardless of the number of Altai Resources Inc. common shares you own. Shareholders who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting. The proxy must be received at the Corporation's office not less than one business day preceding the day of the meeting or any adjournments thereof at which such proxy is to be used.

2. Only shareholders of record at the close of business on the record date, May 21, 2008, will be entitled to vote at the meeting except to the extent that a person has transferred any common shares after that date and the transferee of such shares establishes proper ownership and demands not later than ten days before the meeting that his name be included in the list of shareholders in which case the transferee is entitled to vote his shares at the meeting.

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada M4A 1W9

Tel: (416) 383-1328 Fax: (416) 383-1686

Email: info@altairesources.com Website: http://www.altairesources.com

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise noted herein, all information set forth in this Management Information Circular is as at May 1, 2008.

MANAGEMENT SOLICITATION

This Information Circular accompanies the Notice of Annual General Meeting of the Shareholders of **ALTAI RESOURCES INC.** (the "Corporation") to be held on Tuesday, the 24th day of June, 2008, at President's Room, Albany Club, 91 King Street East, Toronto, Ontario, Canada at the hour of 4:30 o'clock in the afternoon (Toronto time), and is furnished in connection with the SOLICITATION BY THE MANAGEMENT OF THE CORPORATION of proxies for use at the meeting. The solicitation will be primarily by mail but proxies may also be solicited by employees or representatives of the Corporation by advertisement, by telephone, by telecopier or other telecommunications, including electronic display such as the Internet. The cost of such solicitation will be borne by the Corporation.

A PROXY IN THE FORM ENCLOSED WITH THE NOTICE OF MEETING CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The completed proxy must be deposited at the registered office of the Corporation not less than one business day preceding the day of the meeting or any adjournments thereof at which such proxy is to be used.

The common shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholders, and if a shareholder specifies a choice with respect of any matter to be acted upon the common shares shall be voted accordingly.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors or representatives of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) to attend, act and vote for him and on his behalf at the meeting or any adjournments thereof, other than the persons designated in the enclosed form of proxy, by striking out the printed names and filling in the name of such person in the blank space provided in the form of proxy, or by completing another proper form of proxy. Such shareholder should notify the nominee of the appointment, obtain his consent to act as proxy and should provide instructions on how the shareholder's common shares are to be voted. In any case, an instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournments thereof, at which the proxy is to be used, or with the chairman of such meeting, or any adjournments thereof, and upon any such deposit the proxy is revoked.

EXERCISE OF DISCRETION BY PROXIES

All common shares represented by properly executed proxies received by the Corporation in a timely manner will be voted or withheld from voting at the meeting in accordance with the instructions of the shareholders appointing them. If a choice is specified in respect of any matter to be acted upon, the common shares will be voted accordingly.

On any ballot that may be called for, the shares represented by proxies in favour of management will be voted or withheld from voting in each case in accordance with the specifications made by the shareholders in the manner referred to above.

IN RESPECT OF PROXIES IN WHICH THE SHAREHOLDERS HAVE NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE FOR OR WITHHOLD FROM VOTING IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF EACH SUCH MATTER.

The form of proxy forwarded to shareholders with the notice of meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the notice of meeting or other matters which may properly come before the meeting.

VOTING SHARES

The authorized capital of the Corporation consists of an unlimited number of common shares, of which as at May 1, 2008, there were 39,153,554 common shares of the Corporation issued and outstanding.

Shareholders registered on the books of the Corporation at the close of business on the record date, May 21, 2008, are entitled to vote at the meeting, except to the extent that a shareholder transfers any of his shares after such record date, and the transferee (upon producing properly endorsed certificates evidencing ownership of such shares, or otherwise establishing that he owns such shares) demands, not later than ten days prior to the date of the meeting, that his name be included in the list of shareholders, then the transferee shall be entitled to vote his shares at the meeting.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with the requirement of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will have distributed copies of the Notice of Meeting, this Circular and the proxy form (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company for this purpose. Non-Registered Holders will either:

(a) typically, be provided with a computerized form (often called a "voting instruction form") which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow; or

(b) less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to the registered office of the Corporation.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to the registered office of the Corporation at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

PRINCIPAL HOLDERS THEREOF

To the best knowledge of the directors and officers of the Corporation, the following two parties beneficially owned, directly or indirectly, or exercising control or direction, of more than 10% of the issued and outstanding common shares of the Corporation as at May 1, 2008:

Name	No. of common shares of the Corporation	Percentage of the issued and outstanding shares of the Corporation as at May 1, 2008
Niyazi Kacira, President and CEO of Altai Resources Inc.	5,248,902	13.41%
Sprott Asset Management as Portfolio Manager for various funds	5,185,300	13.24%

ELECTION OF DIRECTORS

All the directors are elected annually. The Articles of the Corporation provide that the number of directors of the Corporation shall consist of a minimum of three and a maximum of eleven directors.

Unless the shareholder directs that his shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy intend to vote for the election of the five nominees whose names are set forth below.

Management does not contemplate that any of the nominees will be unable to serve as a director; should that occur for any reason prior to the meeting, the persons named in the proxy will vote for another nominee in their discretion. Each director elected will hold office until the next Annual Meeting or until his office is earlier vacated in accordance with the By-Laws of the Corporation.

The following table states the names of all the persons proposed to be nominated for election as directors, their province of residence, all other positions and offices with the Corporation now held by them, their principal occupations and employment, the date upon which each became a director of the Corporation and the approximate number of shares of the Corporation beneficially owned, directly or indirectly or controlled by each of them as of May 1, 2008 except for the shareholding of K. Sethu Raman which is as at May 12, 2008.

Name, Municipality and Province of Residence and Position	Principal Occupation or Employment	Director Since	Altai Shares
NIYAZI KACIRA, Ph.D., P.Eng., MBA, FGAC * Toronto, Ontario – President & CEO, and Director	President & CEO of Altai Resources Inc.	2/05/1987	5,248,902
K. SETHU RAMAN, Ph.D. * Toronto, Ontario – Director	Independent mining consultant to corporations and hedge funds; Director, Lake Shore Gold Corp.	9/04/2001	619,000[(1)]
REJEAN PAUL, P.Eng., Geoph. * Montreal, Quebec – Director	Owner and President of Geophysics GPR International Inc.("GPR"), Montreal, Quebec [(2)]; President of Petro St-Pierre Inc. ("PSP"), Montreal, Quebec – July 2001 to present. [(3)]	6/18/2004	850,000 [(4)]
DIDIER POMERLEAU, MBA, M.Ed., LLM, Ph.D. Toronto, Ontario	Manager, Ministry of Training, Colleges and Universities Government of Ontario	–	–
MARIA AU, MBA, CGA, Toronto, Ontario – Secretary-Treasurer	Secretary-Treasurer of Altai Resources Inc.	–	1,145,350

* MEMBER OF THE AUDIT COMMITTEE

(1) K. Sethu Raman's shareholding of 619,000 Altai shares as at May 12, 2008 represents approximately 1.50% of the issued and outstanding Altai shares of 41,153,554 as at May 12, 2008.

(2) GPR has been, from time to time, a technical service contractor to the Corporation in its Sorel-Trois Rivieres natural gas property (also refer to (3) and (4)). GPR owns 750,000 common shares of Altai Resources Inc. representing approximately 1.92% of the issued and outstanding shares of the Corporation as at May 1, 2008.

(3) PSP, a private company, is the joint venture partner of the Corporation in the Sorel-Trois Rivieres natural gas property. Mr. Paul owns approximately 20% of PSP shares.

(4) Rejean Paul's total holding of 850,000 common shares (including GPR's holding of 750,000 Altai shares) of Altai Resources Inc. represents 2.17% of the issued and outstanding shares of the Corporation as at May 1, 2008.

The information concerning the principal occupation/employment and the number of Altai shares owned as at May 1, 2008, except for the shareholding of K. Sethu Raman which is as at May 12, 2008, has been furnished by the respective nominees who are all Canadian citizens.

Of the above five nominees, two are currently outside (non-management) directors of the Corporation. Each of the persons named in the above table except for Didier Pomerleau and Maria Au, was elected a director of the Corporation by vote of shareholders at the annual general meeting held on June 15, 2007.

CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 of the Canadian Securities Administrators has set out a series of guidelines for effective corporate governance (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 ("NI 58-101") of the Canadian Securities Administrators requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

GENERAL

The responsibility to oversee the conduct of the business and to guide management of the Corporation resides with the board of directors of the Corporation (the "Board"). As prescribed by the *Business Corporations Act* (Ontario), the mandate, duties and objectives of the Board are to manage or supervise the management of the business and affairs of the Corporation. In practice, Board approval is sought in respect to material decisions involving the business and affairs of the Corporation which are not routine and therefore not dealt with by management of the Corporation.

THE DIRECTORS

The proposed board of directors consists of five directors, including two officers of the Corporation, and three outside (non-management) directors. All outside directors can be considered "unrelated directors", which are generally defined as directors who are independent of management of the Corporation.

The information set forth below reflects the attendance of each current director of the Corporation at the meetings of the Board and the audit committee thereof during the fiscal year ended December 31, 2007.

Name	Board of Directors Meetings (5 in total)	Audit Committee Meetings (4 in total)
Niyazi Kacira	5	4
K. Sethu Raman	2	2
Rejean Paul	5	4
William Denning	5	4

ORIENTATION AND CONTINUING EDUCATION

While the Corporation does not have formal orientation and training programs, new Board members are provided with:

1. information respecting the functioning of the Board and committees;
2. publicly filed documents of the Corporation; and
3. access to management.

Board members are encouraged to communicate with management to keep themselves current with industry trends and development and changes in legislation with management's assistance.

ETHICAL BUSINESS CONDUCT

Given the relatively small size of the Corporation, the Board believes that through the fiduciary duties placed on individual directors by the Corporation's corporate governance practice and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which a director has an interest have been sufficient to ensure that the Board operates independently of management, in the best interest of the Corporation and reflects a culture of integrity and ethical business conduct. The Corporation has not adopted a Code of Ethics.

COMPENSATION

The Board does not have a compensation committee for directors and officers. These functions are currently performed by the Board as a whole.

AUDIT COMMITTEE

Multilateral Instrument 52-110 of the Canadian Securities Administrators (the "Instrument") relating to the composition and function of audit committees requires all affected issuers, including the Corporation, to have a written audit committee charter (the "Charter") which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Corporation wherein management solicits proxies from the shareholders of the Corporation for the purpose of electing directors to the Board of the Corporation.

<u>The Audit Committee Charter</u>

The Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the audit committee (the "Committee") in the oversight of the financial reporting process of the Corporation. Nothing in the Charter is intended to restrict the ability of the Board or the Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time. The full text of the Charter is found at Schedule "A".

<u>Composition of the Audit Committee</u>

The current members of the Committee are Niyazi Kacira, K. Sethu Raman, Rejean Paul and William Denning. Except Niyazi Kacira, all other members are considered independent. All are financially literate. "Independent" and "financially literate" have the meaning used in the Instrument.

<u>Audit Committee Oversight</u>

At no time during the most recently completed fiscal year was a recommendation of the Committee to nominate or compensate the external auditors (currently, Bolton and Bolton) not adopted by the Board.

<u>Reliance on Certain Exemptions</u>

In the most recently completed fiscal year, the Corporation has not relied on the exemptions in sections 2.4 or 8 of the Instrument. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of the Instrument, in whole or in part.

<u>Pre-Approval and Procedures</u>

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of the Instrument, the engagement of non-audit services is considered by the Board, and where applicable by the Committee, on a case by case basis.

<u>Exemption</u>

In respect of the most recently completed fiscal year, the Corporation is relying upon the exemption set out in section 6.1 of the Instrument with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of the Instrument.

RESPONSE TO SHAREHOLDERS COMMENTS AND CONCERNS

Management is available to shareholders to receive feedback and to respond to questions or concerns on a prompt basis. It is available for any shareholder to contact the Corporation by telephone, fax, mail or email at its head office. The Board believes that the Corporation's approach to communicating with shareholders and other interest parties is both responsive and effective.

ASSESSMENTS

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and

processes of the Board. The Board through the careful selection of its members and from fostering a culture of openness has established an environment where its members are given ongoing feedback on their performance.

The Board believes that it carries out governance of the Corporation's affairs effectively, and will continue to review the Corporation's governance practices and to make changes as deemed appropriate.

EXECUTIVE COMPENSATION

The Corporation had two executive officers. The Corporation paid a total of $45,000 cash compensation to the executive officers during the financial year ended December 31, 2007.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Niyazi Kacira	2007	–	–	24,000	–	–	–	–
President & CEO and	2006	–	–	24,000	–	–	–	–
Secretary	2005	–	–	12,000	–	–	–	–
Maria Au	2007	–	–	21,000	–	–	–	–
Treasurer	2006	–	–	12,000	–	–	–	–
	2005	–	–	11,613	100,000 (1)	–	–	–

(1) Each option entitles the holder to acquire the indicated number of Altai common shares in accordance with the 2002 Stock Option Plan.

OPTION GRANTS TO OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2007

No share option had been granted to officers during the financial year ended December 31, 2007.

AGGREGATE OPTIONS EXERCISED BY OFFICERS IN THE FINANCIAL YEAR ENDED DECEMBER 31, 2007 AND OPTION VALUE

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($) (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Niyazi Kacira	Nil	Nil	Nil	Nil	Nil	Nil
Maria Au	Nil	Nil	100,000	Nil	Nil	Nil

(1) The difference between the closing price of Altai common shares on the TSX Venture Exchange on December 31, 2007 ($0.10) and the exercise price of any in-the-money unexercised options to acquire Altai common shares.

COMPENSATION OF DIRECTORS

The directors of the Corporation received no cash compensation in their capacity as directors during the financial year ended December 31, 2007.

OPTION GRANTS TO DIRECTORS WHO ARE NOT EXECUTIVE OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2007

No share option had been granted to directors who are not executive officers during the financial year ended December 31, 2007.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at December 31, 2007 there was no indebtedness to the Corporation by any director and officer.

APPOINTMENT OF AUDITORS

Unless such authority is withheld the persons named in the enclosed form of proxy intend to vote for the appointment of Bolton & Bolton, Chartered Accountants, 25 Oakcrest Avenue, Unionville, Ontario, as auditors of the Corporation and for the authorization of the directors to fix the remuneration of the auditors. Bolton & Bolton were first appointed auditors of the Corporation on December 31, 1991.

RECEIPT OF 2007 AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Corporation's audited consolidated financial statements for the financial year ended December 31, 2007 and the related Management's Discussion and Analysis (MD&A) have been forwarded to those shareholders who have requested them through the "Financial Statements Request – 2007" which was sent to shareholders with the meeting materials for the Corporation's annual general meeting held in 2007. Summary of such financial statements and the full MD&A are enclosed with these Meeting Materials for your information. If any shareholder has questions respecting such financial

statements, the questions may be brought forward at the meeting.

If you are interested in the full text of the 2007 financial statements, it is available on our website at www.altairesources.com or at www.sedar.com, or you can write to the Corporation at its office address to request a copy.

OTHER BUSINESS

The Management of the Corporation knows of no matters to come before the meeting other than the matters referred to in the Notice of Meeting.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and sending of this Management Information Circular and the Form of Proxy have been approved by the Board of Directors of the Corporation.

Maria Au
Secretary-Treasurer

May 21, 2008

SCHEDULE "A"
AUDIT COMMITTEE CHARTER

A. NAME

There shall be a committee of the board of directors (the "Board") of Altai Resources Inc. (the "Corporation") known as the Audit Committee (the "Committee").

B. PURPOSE OF AUDIT COMMITTEE

The Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following principal areas:

1. the Corporation's external audit function; including the qualifications, independence, appointment and oversight of the work of the external auditors;
2. the Corporation's accounting and financial reporting requirements;
3. the Corporation's reporting of financial information to the public;
4. the Corporation's compliance with law and regulatory requirements;
5. the Corporation's risks and risk management policies;
6. the Corporation's system of internal controls and management information systems; and
7. such other functions as are delegated to it by the Board.

Specifically, with respect to the Corporation's external audit function, the Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Corporation's financial statements; the independent auditors' qualifications; and the performance of the Corporation's independent auditors.

C. MEMBERSHIP

The Committee shall consist of as many members as the Board shall determine but, in any event not fewer than three directors appointed by the Board. Each member of the Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Corporation. The Board may fill a vacancy which occurs in the Committee at any time. Members of the Committee shall be selected based upon the following and in accordance with applicable laws, rules and regulations:

Financially Literate: Each member shall be financially literate or must become financially literate within a reasonable period of time after his appointment to the Committee. For these purposes, an individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

D. CHAIR AND SECRETARY

The Chair of the Committee shall be designated by the Board. If the Chair is not present at a meeting of the Committee, the members of the Committee may designate an interim Chair for the meeting by majority vote of the members present. The Secretary of the Corporation shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present. A member of the Committee may be designated as the liaison member to report on the deliberations of the Audit Committees of affiliated companies (if applicable).

E. MEETINGS

The Chair of the Committee, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings as circumstances require provided that the Committee will meet at least once in every fiscal quarter.

F. AUTHORITY

The Committee shall have the authority to:

1. engage independent counsel and other advisors as it determines necessary to carry out its duties,
2. set and pay the compensation for any advisors employed by the Committee,
3. communicate directly with the internal and external auditors; and
4. recommend the amendment or approval of audited and interim financial statements to the Board.

G. RESPONSIBILITIES

1. The Committee shall be responsible for making the following recommendations to the Board:

a) the external auditors to be nominated for the purpose of preparing or issuing auditors' report or performing other audit, review or attest services for the Corporation; and
b) the compensation of the external auditors.

2. The Committee shall be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing auditors' report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting. This responsibility shall include:

a) reviewing the audit plan with management and the external auditors;
b) reviewing with management and the external auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and

uncertainties, and key estimates and judgments of management that may be material to financial reporting;

c) reviewing with management and the external auditors regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

d) reviewing audited annual financial statements, in conjunction with the report of the external auditors, and obtain an explanation from management of all significant variances between comparative reporting periods;

e) reviewing interim unaudited financial statements before release to the public;

f) reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual information form and management's discussion and analysis;

g) reviewing the evaluation of internal controls by the external auditors, together with management's response;

h) reviewing the terms of reference of the internal auditor, if any;

i) reviewing the reports issued by the internal auditor, if any, and management's response and subsequent follow up to any identified weaknesses; and

j) reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable.

3. The Committee shall ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, and shall periodically assess the adequacy of those procedures.

4. When there is to be a change of auditors, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditors called for under National Policy 31, and the planned steps for an orderly transition.

5. The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Policy 31, on a routine basis, whether or not there is to be a change of auditors.

6. The Committee shall, as applicable, establish procedures for:

a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

7. As applicable, the Committee shall establish, periodically review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

8. The responsibilities outlined in this Charter are not intended to be exhaustive. The Committee should consider any additional areas which may require oversight when discharging their responsibilities.

9. The Committee shall review and reassess the adequacy of the Committee's Charter on an annual basis.

07ammic

To Our Shareholders

The information on the activities of your Company are summarized on the Management Discussion and Analysis which is also available on our website www.altairesources.com. The summarized audited financial statements for 2007 are also presented herewith. Our current working capital position (approximately $6 million) is healthy.

Since 2007, particularly from the beginning of April 2008, Sorel-Trois Rivieres gas project, Quebec, was the centre of our activity. On April 1, 2008, Forest Oil of Denver, Colorado announced a significant gas discovery in two vertical wells less than 1.5 kilometres to the east of our permits. The gas occurs in the Utica Shales of Ordovician Age. The announcement put companies active in the area, including Altai, on the spotlight. With various interests in permits aggregating to 315,000 acres in the middle of the area of interest, Altai is well positioned to participate in this shale gas play. Shale gas deposits reportedly have long life. However extracting the gas requires drilling contractors with good knowledge of horizontal drilling and fracking. The announced two horizontal wells to be drilled this year by Forest Oil at their discovery close to our permits will be of importance.

Although shale gas is the subject of the recent interest, our permits contain potential targets in carbonates and sand stones: Trenton-Black River, Chasy, Beekmantown formations which contain gas and oil elsewhere in the Appalachians. Altai permits also host significant gas deposits in shallow, recent gravels. Gas in gravels was the main focus of our activity for the last 15 years for their gas storage potential.

Altai's 50% owned gold project in the Malartic area, Quebec, has been optioned to two junior companies. If the option is exercised, Altai will retain significant royalty interest in this property.

On behalf of the Board, I extend our thanks to our consultants and shareholders.

Niyazi Kacira
President and CEO
May 21, 2008

ALTAI RESOURCES INC.

AUDITED CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2007

	2007 $	2006 $
ASSETS		
Current		
Cash	567,093	802,859
Marketable securities	193,470	16,463
Accounts receivable	4,900	3,978
Prepaid expenses	–	1,500
	765,463	824,800
Note receivable	546,903	546,903
Investment in subsidiaries	553,877	561,556
Interests in mining properties	933,959	1,009,954
Natural gas interests	1,705,637	1,503,414
Investment in technology project	1	1
Capital assets	142	711
Total Assets	4,505,982	4,447,339
LIABILITIES		
Current		
Accounts payable	32,315	13,903
Current portion of consulting charge payable	35,100	35,100
	67,415	49,003
Consulting charge payable	35,100	70,200
	102,515	119,203
SHAREHOLDERS' EQUITY		
Share capital	9,538,244	9,623,560
Share purchase warrants	306,000	466,000
Contributed surplus	299,730	139,730
Deficit	(5,832,285)	(5,901,154)
Accumulated other comprehensive income	91,778	–
	4,403,467	4,328,136
Total liabilities and shareholders' equity	4,505,982	4,447,339

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT FOR THE YEAR ENDED DECEMBER 31, 2007

	2007 $	2006 $
CONSOLIDATED OPERATIONS		
Revenue		
Investment and miscellaneous income	25,642	7,177
	25,642	7,177
Expenses		
Administrative expenses	53,852	53,795
Prospecting and general	183	432
Amortization	569	569
	54,604	54,796
Net loss before share of net earnings of equity investment	(28,962)	(47,619)
Share of net loss of equity investment	(7,712)	(964)
Net loss before income taxes	(36,674)	(48,583)
Future income tax recoverable	84,766	–
Net income (loss)	48,092	(48,583)
Net income (loss) per share – basic and fully diluted	0.002	(0.002)
CONSOLIDATED DEFICIT		
Balance, beginning of year	(5,901,154)	(5,852,571)
Restatement of income tax impact on adoption of accounting standards	20,777	–
Balance, beginning of year, as restated	(5,880,377)	(5,852,571)
Net income (loss)	48,092	(48,583)
Balance, end of year	(5,832,285)	(5,901,154)

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2007

	2007 $	2006 $
Operating activities		
Net income (loss)	48,092	(48,583)
Items not affecting cash		
Share of net loss of equity investment	7,712	964
Amortization	569	569
Future income tax recoverable	(84,766)	–
Increase in accounts receivable	(922)	(2,811)
Decrease in prepaid expenses	1,500	–
Increase in accounts payable	18,412	7,885
Decrease in consulting charge payable	(35,100)	(35,100)
Cash used in operating activities	(44,503)	(77,076)
Investing activities		
Interests in mining properties	12,500	–
Deferred exploration expenditures	(1,505)	(8)
Natural gas interests	(202,223)	(18,885)
Investment in subsidiaries	(35)	34,566
Cash (used in) provided by investing activities	(191,263)	15,673
Financing activities		
Issue of shares	–	850,420
Shares issue costs	–	(65,416)
Cash provided by financing activities	–	785,004
Change in cash	(235,766)	723,601
Cash, beginning of year	802,859	79,258
Cash, end of year	567,093	802,859

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE YEAR ENDED DECEMBER 31, 2007 **Dated April 14, 2008**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the audited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the year ended December 31, 2007 and should be read in conjunction with them.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing natural resource property.

1) Altai's properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property (named "Blackcliff gold property" by property joint-venture partner) of 3 claims of 120 hectares (300 acres), and the **59.40% owned (as at December 31, 2007) Sorel-Trois Rivieres natural gas property** of 13 oil and gas and reservoir permits **of 114,252 hectares (282,317 acres)** (excluding the permit of 13,290 Ha (33,000 acres) earned 100% equity interest by Talisman Energy Canada in 2006 in which Altai has 8% gross royalty) were maintained in good standing as at December 31, 2007 and to date (effective March 19, 2008 there are 10 oil and gas and reservoir permits with the same area (282,317 acres) as before that date).

2) Malartic gold property, Quebec

Effective September 2007, the Company and Globex Mining Enterprises Inc. ("Globex") (jointly the "Optionors") have optioned 100% interest in the Malartic gold property to C2C Inc. and Animiki Mining Corporation (jointly the "Optionees"). All cash, shares and royalties to be received under the terms of the option agreement are to be shared equally by the Optionors. C2C paid the Optionors $25,000 cash and 400,000 C2C shares in December 2007, and a further $50,000 cash in February 2008. $100,000 cash and 200,000 shares payments are due from the Optionees upon the first agreement anniversary, and $200,000 cash and 200,000 shares upon each of the second and third anniversaries. $5,000,000 of work must be completed by the end of the fourth year of the option. The Company and Globex will retain a 3% (three percent) gross metal royalty on any mineral production from the property and a 10% (ten percent) net profits royalty. Upon the sixth anniversary, the Optionees must commence an annual advance royalty payment of $50,000.

3) Sorel-Trois Rivieres natural gas property, St. Lawrence Lowlands, Quebec

Altai owns 59.40% (as at December 31, 2007) of the Sorel-Trois Rivieres natural gas property of 13 oil and gas and reservoir permits of 114,252 hectares (282,317 acres). Altai has also 8% gross royalty in a permit of 13,290 Ha (33,000 acres) in which Talisman Energy Canada ("Talisman") earned 100% equity interest in 2006. Therefore the Company holds varying interests in a substantial land package consisting of **315,000 acres located about 2 km west of the Forest Oil Corporation discovery wells in the St. Lawrence Lowlands.**

On April 1, 2008, **Forest Oil Corporation**, a US oil and gas company with a market capitalization of $5 Billion, announced in its press release a new gas discovery in the Utica shale of the St. Lawrence Lowlands.

i) In February – March 2007 Altai carried out a seismic reflection survey on its Sorel Islands permits. The survey is orientated to shallow (less than 150 meters) gas targets in recent sediments.

ii) (1) Pursuant to an agreement between Talisman and the Company and Petro St-Pierre Inc. ("PSP") dated July 2005, Talisman earned a 100% equity interest in one permit of 33,000 acres after having drilled one well in that permit. **The well has good Utica shale gas showings. Altai retains 8% gross royalty in that permit.**

In late August 2007, Talisman returned all other 3 optioned permits to the joint venture.

(2) According to the independent consultant, the main target in the four permits (including the one now 100% interest owned by Talisman) is a NE trending collapse zone 34 kilometers long averaging one kilometer in width. It may extend further SE within Altai permits. The zone appears as a depression at the top of Trenton formation of Ordovician age at a depth of about 750 meters. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York State, West Virginia and elsewhere in the Appalachians. In addition to Trenton formation, the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians. When the consulting report was done (2004) no attention was paid to gas potential of Utica and overlying Lorraine Formations.

In the opinion of Altai, there is very good exploration potential including shale gas, located along this feature on these permits and in all Altai's other permits based on recent developments in the St. Lawrence Lowlands.

On April 1, 2008, Forest Oil announced in its press release a significant gas discovery:

QUOTE

"Over the last two years, Forest has accumulated approximately 269,000 net acres, under lease or farmout, in the St. Lawrence Lowlands in Quebec, Canada. Two vertical pilot wells were drilled in 2007, testing the Utica Shale, to a total depth of approximately 4,800 feet. Production rates tested up to 1 Million cfe/d. Although the play is still in the early stages, Forest believes the initial results are encouraging due to the following factors:

- Shallow depth of the shale

- Rock properties are comparable to other more established shale plays

- High-quality natural gas with minimal impurities
- Infrastructure in place with nearby access to major pipelines
- Premium natural gas pricing to NYMEX makes the economics compelling
Forest plans to drill three horizontal wells in 2008 to refine its drilling and completion techniques........................... First production is expected in 2009 with the potential for a full scale drilling program in 2010 and beyond."

UNQUOTE

Altai's land package is adjacent and central to the properties of Gastem Inc., Questerre Energy Corporation and Junex Inc most of which are optioned either to Forest Oil or Talisman Energy. The underlying prospective Utica Shale extends onto Altai's property.

iii) Development of a gas storage site or sale of storage rights is also an important aim of the Sorel-Trois Rivieres property for Altai.

4) Altai Philippines Mining Corporation ("Altai Philippines")

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Lahuy Island gold property, Negros Island sulfur property and Sibuyan Island lateritic nickel-cobalt property, all in the Philippines.

i) In early 2007, Crew Gold Corporation through its wholly owned subsidiary, Crew Minerals (Philippines) Inc. (now named as Intex Resources Inc.), terminated the option agreement with Altai Philippines re Altai Philippines' Negros Island sulfur property in view of the big increase in the annual payments from 2007 on. The Company and Altai Philippines are examining different alternatives, including sale of the property, to develop the property.

ii) As at December 31, 2007 and to date, the option agreement that Altai Philippines signed with a consortium headed by Sunshine Gold Pty Ltd. of Australia in late 2004 for the sale of Altai Philippines' lateritic nickel-cobalt property on Sibuyan Island, has not yet closed as the Mineral Production Sharing Agreement application for the property has not yet been approved.

ADOPTION OF NEW ACCOUNTING POLICIES

1) The CICA Section 3855 "Financial Instruments – Recognition and Measurement" requires that financial assets classified as "available-for-sale" be recorded at fair market values and that gains or losses in available-for-sale financial assets be recorded in the balance sheet as "Other comprehensive income (loss)" (CICA Section 1530). The standard became a reporting requirement for all publicly traded companies with year-ends after October 31, 2006. The Company, as permitted by CICA Section 3855, has adopted the section prospectively effective January 1, 2007 and has classified all of its investments in marketable securities as available for-sale. As required, shareholders' equity as at December 31, 2006 has been restated to include a gain of $94,269 and the deficit has been restated to include a reduction of $20,777 (being the tax impact on adoption of the said accounting policy), on valuation of available-for-sale financial assets that would have been reported, had the policy been in effect at that time.

2) Effective January 1, 2007 the Company adopted the revised CICA Section 1506 "Accounting Changes" which requires that: (i) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (ii) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

3) CICA Section 3865 "Hedges" is applicable when a company chooses to designate a hedging relationship for accounting purposes. It specifies how hedge accounting is applied and the disclosures required when it is applied. The Company had no hedging relationships as at January 1, 2007 and to date. There was no impact on the Company's financial statements upon adoption of this standard.

OUTLOOK FOR 2008 AND BEYOND

The proceeds from the flow-through share units private placement made in late 2006 provide funds for the Company to carry out targeted exploration work on its oil and gas and reservoir permits for 2007 and 2008, whereas the proceeds from the common share units private placement made at the same time, together with the cash payments received in late 2007 and early 2008 from the option of the Marlatic gold property and the cash payments anticipated to be received in September 2008 and beyond, increase the general working capital of the Company.

Subsequent to the year-end of 2007, the Company has raised a total of $3,882,580, consisting of $3,280,000 from two private placements (including $2M made by Sprott Asset Management Inc. and $0.8M by MMCAP International Inc SPC), $560,000 from exercise of share purchase warrants, and $42,580 from exercise of stock options. These funds significantly boost the Company's general working capital and will enable Altai to explore/develop the oil and gas project and other mineral exploration work to higher levels.

Over the next twelve months, the Company's efforts will be focused on the following:

1. Exploring and developing the Sorel-Trois Rivieres natural gas property. In January 2008 Altai carried out a seismic reflection survey in the property orientated to deep gas targets. As mentioned in the overview of this MD & A, Altai's gas properties in the St. Lawrence Lowlands have been significantly enhanced by Forest Oil's discovery referred to in their press release of April 1, 2008.

2. Acquisition of new mineral properties.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS FOR 2007

a) For the year of 2007, the Company had a net income of $48,092 including its share ($7,712) of the net loss of equity investment in Altai Philippines. The net income was mainly due to the relatively low administration expenses of $54,604 offset by investment income of $25,642 and the future income tax receivable of $84,766 re renounced expenditures on flow-through shares.

b) During the year, the major sources of funding for the Company's exploration work in the Sorel-Trois Rivieres natural gas property, the administration expenses and the third installment payment of a long term consulting charge payable, mainly came from the proceeds of the flow-through share units and the common share units private placements.

c) The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid but have decreased during 2007. At the end of the year the Company received 200,000 common shares of the TSX Venture listed optionee of the Malartic gold property. The value of those shares has been adjusted to its fair market value at December 31, 2007.

SELECTED ANNUAL INFORMATION

	December 31, 2007	December 31, 2006	December 31, 2005
	$	$	$
Total revenue	25,642	7,177	60,756
Net income (loss)	48,092	(48,583)	27,591
Income (loss) per share (Basic and Diluted)	0.002	(0.002)*	0.001
Total assets	4,505,982	4,447,339	3,738,133
Long term debt	35,100	70,200	105,300
Dividend paid	Nil	Nil	Nil
Weighted average number of shares outstanding			
Basic	28,856,554	26,115,524	24,850,047
Diluted (including share options and warrants)	31,063,554	27,506,324	25,723,047

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended			
2007	December 31	September 30	June 30	March 31
	$	$	$	$
Revenue	7,686	6,908	6,532	4,516
Net income (loss)	76,114	(5,004)	(14,492)	(8,526)
Net Income (loss) per share (Basic and Diluted*)	0.003	(0.000)	(0.001)*	0.000
Weighted average number of shares				
Basic	28,565,554	28,856,554	28,856,554	28,856,554
Diluted (including share options and warrants)	31,063,554	32,329,554	32,792,554	32,792,554

	Three Months Ended			
2006	December 31	September 30	June 30	March 31
	$	$	$	$
Revenue	3,711	1,133	1,156	1,177
Net loss	(9,640)	(8,096)	(18,930)	(11,917)
Net loss per share (Basic and Diluted*)	(0.001)*	(0.000)*	(0.001)*	(0.000)*
Weighted average number of shares				
Basic	26,115,524	25,055,798	25,055,798	25,053,554
Diluted (including share options and warrants)	27,506,324	25,925,798	25,925,798	25,926,554

* Due to the loss in the second and fourth quarters of 2006 and in the second quarter of 2007, the diluted weighted average number of shares used to calculate the diluted net loss per share in the respective periods is the same as the basic weighted average number of shares as the inclusion of outstanding share options and warrants would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

The three year office gross rental lease expired at the end of August 2007 without being renewed by the Company.

RELATED PARTY TRANSACTIONS

1. Consulting services were provided by two officers. Fees for such services amounted to $45,000 (2006 – $36,000). These fees have been allocated to administrative expenses ($1,983) and resource properties ($43,017).

2. The third instalment ($35,100) of the $175,500 consulting charge payable in equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in 2007.

DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that material information is generated and reported to management, including the President and the Treasurer, as appropriate to permit timely decisions and to permit timely and accurate public disclosure.

Management, including the President and the Treasurer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2007. Based on this evaluation, the President and the Treasurer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under applicable Canadian Securities Legislation is recorded, processed, summarized and reported within the time limits specified in such rules.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and the Treasurer of the Company are responsible for designing and continually maintaining and reviewing internal controls over financial reporting or causing them to be designed and maintained under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

The President and the Treasurer have evaluated whether there were changes to its internal controls over financial reporting during the year ended December 31, 2007 that have materially affected, or that are reasonably likely to materially affect its internal controls over financial reporting. No such changes were identified through their evaluation.

OUTSTANDING SHARES

As of April 11, 2008, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	38,953,554	36,206,237
Stock options	400,000	323,770
Warrants	4,300,000	3,168,579
Common shares fully diluted	43,653,554	39,698,586

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada M4A 1W9 Tel: (416) 383-1328
Fax: (416) 383-1686 Email: info@altairesources.com Website: http://www.altairesources.com

FINANCIAL STATEMENTS REQUEST – 2008

To Registered and Beneficial Shareholders

Rather than receiving annual and interim financial statements and the related Management's Discussion and Analysis (MD&A) by mail, shareholders may choose to access these reports at www.altairesources.com. Under securities regulations, holders may elect annually to receive annual and/or interim financial statements by mail by completing and returning this form to the address noted below.

If you do not mark the box(es) below and do not return this form completed to the address noted below by mail or by fax to (416) 383-1686, then it will be deemed that you DO NOT want to receive the financial statements. *If you wish to receive electronic notification of the availability and/or release of financial statements material information, please read and sign the consent below and provide your email address below.

SHAREHOLDER NAME: ____________________ (Please print)

ADDRESS: ____________________

____

PROVINCE/STATE : __________ POSTAL/ZIP CODE : __________ COUNTRY : __________

TELEPHONE : __________ FAX : __________

EMAIL*: ____________________

DATE : __________ SIGNATURE : __________

1) Mark this box if you would like to receive Interim Financial Statements and related MD&A by mail. ☐

2) Mark this box if you would like to receive Annual Financial Statements and related MD&A by mail. ☐

3) Mark the appropriate box(es) if you wish to receive electronic notification of the availability and/or release of financial statements material information after reading and signing the following consent and providing your email address above.

   Interim Financial Statements and related MD&A ☐ Annual Financial Statements and related MD&A ☐

Please return to:

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada, M4A 1W9

CONSENT FORM

1. I acknowledge that access to both Internet Email and The World Wide Web is required in order to access documents electronically. I will receive, by email, notification of the availability of a document in electronic format. The notification email will not contain the actual document. The notification email will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download, and print the document from my computer.

2. I acknowledge documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format.

3. I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any financial statements document delivered electronically if I contact the deliverer by telephone (416-383-1328), by fax (416-383-1686), by email (info@altairesources.com) or regular mail (Altai Resources Inc., 1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada M4A 1W9).

4. For Altai Resources Inc., the financial statements documents will be maintained for a minimum of 6 months from the date of posting to the web site.

5. I understand that I will be provided with a paper copy of the financial statements document intended to be delivered electronically, if electronic delivery fails.

6. I understand that my consent may be revoked or changed, including any change in electronic mail address to which financial statements documents are delivered, at any time by notifying the deliverer of such revised or revoked consent by telephone (416-383-1328), by fax (416-383-1686), by email (info@altairesources.com) or regular mail (Altai Resources Inc., 1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada M4A 1W9).

7. I understand that I am not required to consent to electronic delivery.

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

____

SIGNATURE OF SHAREHOLDER

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2008
(PREPARED BY MANAGEMENT)

	March 31, 2008 (UNAUDITED) $	December 31, 2007 (AUDITED) $
ASSETS		
Current		
Cash and cash equivalents	504,734	567,093
Marketable securities (Note 4)	163,480	193,470
Accounts receivable	27,683	4,900
	695,897	765,463
Note receivable (Note 5)	546,903	546,903
Investment in subsidiaries (Note 5)	554,438	553,877
Interests in mining properties (Note 6)	909,280	933,959
Natural gas interests (Note 7)	1,872,445	1,705,637
Investment in technology project	1	1
Capital assets	-	142
Total Assets	4,578,964	4,505,982
LIABILITIES		
Current		
Accounts payable	176,826	32,315
Current portion of consulting charge payable	35,100	35,100
	211,926	67,415
Consulting charge payable	-	35,100
	211,926	102,515
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	9,538,244	9,538,244
Share purchase warrants (Note 8)	306,000	306,000
Contributed surplus (Note 9)	299,730	299,730
Deficit	(5,843,589)	(5,832,285)
Accumulated other comprehensive income (Note 10)	66,653	91,778
	4,367,038	4,403,467
Total liabilities and shareholders' equity	4,578,964	4,505,982

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2008 (UNAUDITED)

	March 31, 2008 $	March 31, 2007 $
CONSOLIDATED OPERATIONS		
Revenue		
Investment and miscellaneous income	4,559	4,516
	4,559	4,516
Expenses		
Administrative expenses	8,384	12,018

Abandonment and write offs	400	-
Prospecting and general	72	37
Amortization	142	142
	8,998	12,197
Net loss before share of net loss of equity investment and income taxes	(4,439)	(7,681)
Share of net loss of equity investment	(2,000)	(481)
Future income taxes (Note 10)	(4,865)	(364)
Net loss	(11,304)	(8,526)
Net loss per share – basic and fully diluted (Note 10)	(0.000)	(0.000)

CONSOLIDATED DEFICIT

Balance, beginning of period	(5,832,285)	(5,901,154)
Restatement of income tax impact on adoption of accounting standards	-	20,777
Net loss	(11,304)	(8,526)
Balance, end of period	(5,843,589)	(5,888,903)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 (UNAUDITED)

	March 31, 2008 $	March 31, 2007 $
Operating activities		
Net loss	(11,304)	(8,526)
Items not affecting cash		
Abandonment and write offs	400	-
Share of net loss of equity investment	2,000	481
Amortization	142	142
Future income taxes	4,865	364
Increase in accounts receivable	(22,783)	(23,527)
Increase in accounts payable	144,512	105,504
Decrease in consulting charge payable	(35,100)	(35,100)
Cash used in operating activities	82,732	39,338
Investing activities		
Interests in mining properties	25,000	-
Deferred exploration expenditures	(721)	-
Natural gas interests	(166,808)	(166,102)
Investment in subsidiaries	(2,562)	(10)
Cash used in investing activities	(145,091)	(166,112)
Financing activities	–	–
Cash provided by financing activities	–	–
Change in cash	(62,359)	(126,774)
Cash, beginning of period	567,093	802,859
Cash, end of period	504,734	676,085

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008

1. Basis of presentation

The interim period consolidated financial statements have been prepared by the Company (without being reviewed by auditors) in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements, except where there are changes in accounting policies which have been disclosed in these financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. Adoption of new accounting standards

a) CICA Section 3862 "Financial instruments – disclosures"

Effective January 1, 2008, the Company adopted this standard which relates to the disclosure of financial instruments. CICA Section 3863 "Financial instruments – presentation" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation".

b) CICA Section 3863 "Financial instruments – presentation"

Effective January 1, 2008, the Company adopted this standard which relates to the presentation of financial instruments. CICA Section 3862 "Financial instruments – presentation" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation".

c) CICA Section 1535 "Capital disclosures"

Effective January 1, 2008, the Company adopted this standard which relates to the disclosure of capital management strategies.

d) CICA Section 3031 "Inventories"

Effective January 1, 2008, the Company adopted this standard which relates to the measurement and disclosure of inventories. The adoption of this standard has no impact on the Company's financial statements for the three months ended March 31, 2008.

3. Management of Capital

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its oil and gas and mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders' equity as well as cash and cash equivalents and marketable securities.

To maintain or adjust its capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, such as banker's acceptances, with initial maturity terms of 60 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

4. Marketable securities

The marketable securities include major Canadian bank shares and publicly traded common shares received pursuant to property agreements and are reported in their fair market values as at March 31, 2007 (total cost – $81,463).

5. Investment in subsidiaries

Note receivable is from Altai Philippines Mining Corporation ("Altai Philippines").

The Company has a 40% equity interest in Altai Philippines and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and outlays and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, and Negros Island sulfur property.

In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine, after satisfactory due diligence on the property, would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property. Sunshine was to fund the expenses for the MPSA application. As at March 31, 2008 and to date, the MPSA application has not yet been approved.

6. Interests in mining properties

	Balance, Beginning of year	Expenditure	Option and Write-off	Balance, End of Period
	$	$	$	$
Property generative				
Property	–	–	–	–
Expenditure	400	-	400	–
Malartic Township, Quebec				
Property	206,211	-	25,000	181,211
Expenditure	727,348	721	-	728,069
Total				
Property	206,211	–	25,000	181,211
Expenditure	727,748	721	400	728,069
Total	933,959	721	25,400	909,280

Malartic Township gold property, Quebec

The Company owns 50% working interest in the Malartic Township gold property of three mining claims totalling 120 hectares (300 acres) in Quebec. The other 50% working interest is owned by the property joint-venture partner, Globex Mining Enterprises Inc. ("Globex"), which names the project "Blackcliff gold property".

Effective September 2007, the Company and Globex (jointly the "Optionors") have optioned 100% interest in the Malartic Township gold property to C2C Inc. and Animiki Mining Corporation (jointly the "Optionees"). All cash, shares and royalties to be received under the terms of the option agreement are to be shared equally by the Optionors. To March 31, 2008 and to date, C2C paid the Optionors $75,000 cash and 400,000 C2C shares. $100,000 cash and 200,000 shares payments are due from the Optionees upon the first agreement anniversary, and $200,000 cash and 200,000 shares upon each of the second and third anniversaries. $5,000,000 of work must be completed by the end of the fourth year of the option. The Optionors will retain a 3% (three percent) gross metal royalty on any mineral production from the property and a 10% (ten percent) net profits royalty. Upon the sixth anniversary, the Optionees must commence an annual advance royalty payment of $50,000.

7. Natural gas interests

	Balance, Beginning of year	Expenditure	Balance, End of Period
	$	$	$
Sorel-Trois Rivieres property, Quebec	1,705,637	166,808	1,872,445

Sorel-Trois Rivieres natural gas property, Quebec

At March 31, 2008 and to date, the Company and its joint venture partner in the Sorel-Trois Rivieres natural gas property, Quebec, Petro St-Pierre Inc., ("PSP"), have nine oil and gas and reservoir permits in the Sorel area, St. Lawrence Lowlands Region, of Quebec, covering 114,252 hectares (282,317 acres).

At the beginning of 2008 the Company owned a 59.40% working interest in the property. As at March 31, 2008 this working interest was 62.37%. PSP had

37.63% working interest at March 31, 2008. Mengold Resources Inc. ("Mengold") holds a 10% net profit interest participation in the Company's future share of net profits of the permit existing at October 27, 1990 after payback from that permit. Mengold's participation is limited to the recovery of its investment carrying value of $259,010.

Altai has 8.03% gross royalty on all net receipts from the permit of 13,290 hectares (33,000 acres) that Talisman Energy Canada has 100% working interest.

8. Share capital, share purchase warrants and options

a) Share Capital

Authorized

An unlimited number of common shares of no par value.

Shares issued

	No. of shares	Amount
Balance at December 31, 2006	**28,856,554**	**9,623,560**
Tax benefits renounced – flow-through		(85,316)
Balance at December 31, 2007 and March 31, 2008	**28,856,554**	**9,538,244**

(1) At March 31, 2008, there were 219,667 escrowed common shares outstanding.

b) Share purchase warrants

	Expiry date	Number of share purchase warrants	Black–Scholes Value $	Exercise price $
Balance at December 31, 2007 and March 31, 2008	**April 29, 2008**	**1,800,000**	**306,000**	**0.35**

c) Options

(1) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the closing fair market value of each common share on the days prior to the options being granted.

At March 31, 2008, there were 1,323,000 option shares available for future grants.

The following table summarizes share option activities since December 31, 2006:

	Options outstanding	
	Number of shares	Weighted average exercise price $
Balance at December 31, 2006	**870,000**	**0.120**
Cancelled	(463,000)	0.100
Balance at December 31, 2007	**407,000**	**0.144**
Cancelled	(10,000)	0.100
Balance at March 31, 2008	**397,000**	**0.143**

The following table summarizes outstanding share options at March 31, 2008:

Number of share options outstanding			Expiry date	Weighted average exercise price
Exercisable	Unexercisable	Total		$
197,000	–	197,000	June 17, 2009	0.140
200,000	–	200,000	August 17, 2010	0.150
397,000	–	397,000		0.143

(2) **Accounting for stock-based compensation cost**

For the three months ended March 31, 2008, no stock-based compensation cost had been incurred.

9. Contributed surplus

	2008	2007
	$	$
Balance, beginning of year	299,730	139,730
Fair value of expired share purchase warrants	-	160,000
Balance, end of period	299,730	299,730

10. Accumulated other comprehensive income

	2008	2007
	$	$
Balance, beginning of year	91,778	–
Restatement of increase in unrealized gain on available-for-sale marketable securities, net of taxes of $20,777	-	94,269
Balance, beginning of year – as restated	91,778	94,269
Other comprehensive loss during the period – unrealized loss on available-for-sale marketable securities, net of taxes recovered of $4,865	(25,125)	(2,491)
Balance, end of period	66,653	91,778

11. Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

	2008	2007
	$	$
Numerator		
Net loss for the period – basic and diluted	(11,304)	(8,526)
Denominator		
Weighted average number of shares – basic	28,856,554	28,856,554
Effect of dilutive shares		
Stock options	397,000	870,000
Warrants	1,800,000	2,800,000
Compensation options	–	266,000
Weighted average number of shares – diluted	31,053,554	32,792,554
Basic and diluted net loss per share	0.000	0.000

12. Related party transactions

a) Consulting services were provided by two officers. Fees for such services amounted to $12,000 (2007 – $3,000). These fees have been allocated to administrative expenses ($900) and resource properties ($11,100).

b) The fourth instalment ($35,100) of the $175,500 consulting charge payable in equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in the first quarter of 2008.

13. Subsequent events

Since April 2008 to date, the Company has closed the following three private placements:

a) a private placement of one million and two hundred thousand share units at $0.40 per unit made by two investors. Each unit comprises of one common share of the Company and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at the price of $0.60 per share within 24 months from the date of the closing of the private placement;

b) a private placement of seven million share units at $0.40 per unit made by two institutional investors. Each unit comprises of one common share of the Company and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at the price of $0.65 per share within 24 months from the date of the closing of the private placement; and

c) a private placement of two million share units at $0.95 per unit. Each unit comprises of one common share of the Company and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at the price of $1.25 per share within 12 months from the date of the closing of the private placement.

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE THREE MONTHS ENDED MARCH 31, 2008 **Dated May 21, 2008**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the unaudited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the three months ended March 31, 2008 and should be read in conjunction with them. Some of the items discussed in the Management's Discussion and Analysis for the year ended December 31, 2007 ("2007 Annual MD&A") dated April 14, 2008 are relevant for the quarter under review and therefore readers are advised to read this with the 2007 Annual MD&A.

Additional information relating to the Company is available on SEDAR at www.sedar.com and on Altai's website at www.altairesources.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing natural resource property.

1) Altai's properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property (named "Blackcliff gold property" by property joint-venture partner) of 3 claims of 120 hectares (300 acres), and the **62.37% owned (as at March 31, 2008) Sorel-Trois Rivieres natural gas property** of 9 oil and gas and reservoir permits **of 114,252 hectares (282,317 acres)** (excluding the permit of 13,290 Ha (33,000 acres) in which Talisman Energy Canada has 100% working interest and Altai has 8.03% gross royalty) were maintained in good standing as at March 31, 2008 and to date.

2) Malartic gold property, Quebec

Effective September 2007, the Company and Globex Mining Enterprises Inc. ("Globex") (jointly the "Optionors") have optioned 100% interest in the Malartic gold property to C2C Inc. and Animiki Mining Corporation (jointly the "Optionees"). All cash, shares and royalties to be received under the terms of the option agreement are to be shared equally by the Optionors. To date C2C has paid the Optionors $75,000 cash and 400,000 C2C shares. $100,000 cash and 200,000 shares payments are due from the Optionees upon the first agreement anniversary, and $200,000 cash and 200,000 shares upon each of the second and third anniversaries. $5,000,000 of work must be completed by the end of the fourth year of the option. The Company and Globex will retain a 3% (three percent) gross metal royalty on any mineral production from the property and a 10% (ten percent) net profits royalty. Upon the sixth anniversary, the Optionees must commence an annual advance royalty payment of $50,000.

3) Sorel-Trois Rivieres natural gas property, St. Lawrence Lowlands, Quebec

Altai owns 62.37% (as at March 31, 2008) of the Sorel-Trois Rivieres natural gas property of 9 oil and gas and reservoir permits of 114,252 hectares (282,317 acres). Altai has also 8.03% gross royalty in a permit of 13,290 Ha (33,000 acres) in which Talisman Energy Canada ("Talisman") has 100% working interest ("Permit"). **The test well Talisman drilled in that Permit has good Utica shale gas showings.** Therefore the Company holds varying interests in a substantial land package consisting of **315,000 acres located about 2 km west of the Forest Oil Corporation discovery wells in the St. Lawrence Lowlands.**

(i) In January 2008 Altai carried out a seismic reflection survey in the property orientated to deep gas targets. Altai is awaiting analysis results of the survey.

(ii) On April 1, 2008, **Forest Oil Corporation**, a US oil and gas company with a market capitalization of $5 Billion, announced in its press release a significant gas discovery in the Utica shale of the St. Lawrence Lowlands:

QUOTE

"Over the last two years, Forest has accumulated approximately 269,000 net acres, under lease or farmout, in the St. Lawrence Lowlands in Quebec, Canada. Two vertical pilot wells were drilled in 2007, testing the Utica Shale, to a total depth of approximately 4,800 feet. Production rates tested up to 1 Million cfe/d. Although the play is still in the early stages, Forest believes the initial results are encouraging due to the following factors:
- Shallow depth of the shale
- Rock properties are comparable to other more established shale plays
- High-quality natural gas with minimal impurities
- Infrastructure in place with nearby access to major pipelines
- Premium natural gas pricing to NYMEX makes the economics compelling
Forest plans to drill three horizontal wells in 2008 to refine its drilling and completion techniques............................ First production is expected in 2009

with the potential for a full scale drilling program in 2010 and beyond."

UNQUOTE

(iii) According to the independent consultant, the main target in the three permits in Altai's property, and the Permit which is now 100% working interest owned by Talisman with Altai holding 8.03% gross royalty, is a NE trending collapse zone 34 kilometers long averaging one kilometer in width. It may extend further SE within Altai permits. The zone appears as a depression at the top of Trenton formation of Ordovician age at a depth of about 750 meters. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York State, West Virginia and elsewhere in the Appalachians. In addition to Trenton formation, the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians. When the consulting report was done (2004) no attention was paid to gas potential of Utica and overlying Lorraine Formations.

In the opinion of Altai, there is very good exploration potential including shale gas, located along this feature on these permits and in all Altai's other permits based on recent developments in the St. Lawrence Lowlands.

Altai's land package is adjacent and central to the properties of Gastem Inc., Questerre Energy Corporation and Junex Inc most of which are optioned either to Forest Oil or Talisman Energy. The underlying prospective Utica Shale extends onto Altai's property.

(iv) Development of a gas storage site or sale of storage rights is also an important aim of the Sorel-Trois Rivieres property for Altai.

4) Altai Philippines Mining Corporation ("Altai Philippines")

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Lahuy Island gold property, Negros Island sulfur property and Sibuyan Island lateritic nickel-cobalt property, all in the Philippines.

i) The Company and Altai Philippines are examining different alternatives, including sale of the property, to develop the Negros Island sulfur property.

ii) As at March 31, 2008 and to date, the option agreement that Altai Philippines signed with a consortium headed by Sunshine Gold Pty Ltd. of Australia in late 2004 for the sale of Altai Philippines' lateritic nickel-cobalt property on Sibuyan Island, has not yet closed as the Mineral Production Sharing Agreement application for the property has not yet been approved.

ADOPTION OF NEW ACCOUNTING POLICES

a) CICA Section 3862 "Financial instruments – disclosures"
Effective January 1, 2008, the Company adopted this standard which relates to the disclosure of financial instruments. CICA Section 3863 "Financial instruments – presentation" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation".

b) CICA Section 3863 "Financial instruments – presentation"
Effective January 1, 2008, the Company adopted this standard which relates to the presentation of financial instruments. CICA Section 3862 "Financial instruments – presentation" must be adopted at the same time, replacing CICA Section 3861 "Financial instruments – disclosure and presentation".

c) CICA Section 1535 "Capital disclosures"
Effective January 1, 2008, the Company adopted this standard which relates to the disclosure of capital management strategies.

d) CICA Section 3031 "Inventories"
Effective January 1, 2008, the Company adopted this standard which relates to the measurement and disclosure of inventories. The adoption of this standard has no impact on the Company's financial statements for the first quarter of 2008.

OUTLOOK FOR 2008 AND BEYOND

The balance of the proceeds from the flow-through share units private placement made in late 2006 has provided funds for the Company to carry out targeted exploration work on its oil and gas and reservoir permits for the January 2008 work program, whereas the proceeds from the common share units private placement made at the same time, together with the cash payments received in early 2008 from the option of the Marlatic gold property and the cash payments anticipated to be received in September 2008 and beyond, increase the general working capital of the Company.

Since early April 2008 to date, the Company has raised a total of $5.853 million consisting of $5.18M from three private placements (including $2M made by Sprott Asset Management Inc. and $0.8M by MMCAP International Inc SPC), $560,000 from exercise of share purchase warrants, and $42,580 from exercise of stock options. These funds significantly boost the Company's general working capital and will enable Altai to explore/develop the oil and gas project and other mineral exploration projects to higher levels.

Over the next twelve months, the Company's efforts will be focused on the following:

1. Exploring and developing the Sorel-Trois Rivieres natural gas property. Altai's gas properties in the St. Lawrence Lowlands have been significantly enhanced by Forest Oil's discovery referred to in their press release of April 1, 2008.

2. Acquisition of new mineral properties.

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2008

a) For the first quarter of 2008, the Company had a net loss of $11,304 including its share ($2,000) of the net loss of equity investment in Altai Philippines. The small loss was mainly due to the relatively low administration expenses of $8,384 offset by investment income of $4,559.

b) For the first quarter of 2008, the major sources of funding for the Company's exploration work in the Sorel-Trois Rivieres natural gas property, the administration expenses and the fourth installment payment of a long term consulting charge payable, mainly came from the proceeds of the 2006 flow-through share units and the common share units private placements.

c) The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid but have decreased further in value in the first 3 months of 2008.The 200,000 common shares of C2C Inc. received per Malartic gold property agreement have also decreased in their market value as at March 31, 2008. All shares have been adjusted to their fair market value as at March 31, 2008.

DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that material information is generated and reported to management, including the President and the Secretary-Treasurer, as appropriate to permit timely decisions and to permit timely and accurate public disclosure.

Management, including the President and the Secretary-Treasurer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of March 31, 2008. Based on this evaluation, the President and the Secretary-Treasurer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under applicable Canadian Securities Legislation is recorded, processed, summarized and reported within the time limits specified in such rules.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and the Secretary-Treasurer of the Company are responsible for designing and continually maintaining and reviewing internal controls over financial reporting or causing them to be designed and maintained under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

The President and the Secretary-Treasurer have evaluated whether there were changes to its internal controls over financial reporting during the three months ended March 31, 2008 that have materially affected, or that are reasonably likely to materially affect its internal controls over financial reporting. No such changes were identified through their evaluation.

OUTSTANDING SHARES

As of May 12, 2008, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	41,153,554	37,664,161
Stock options	600,000	466,393
Warrants	5,100,000	3,627,049
Common shares fully diluted	46,853,554	41,757,603

Form 52-109F2

Certification of Interim Filings

I, Maria Au, the Secretary-Treasurer of Altai Resources Inc., certify that:

1 I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **Altai Resources Inc.**, (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 26, 2008

"Maria Au"

Signature
Secretary-Treasurer

Form 52-109F2

Certification of Interim Filings

I, Niyazi Kacira, the President and Chief Executive Officer of Altai Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **Altai Resources Inc.**, (the issuer) for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 26, 2008

"Niyazi Kacira"

Signature
President and Chief Executive Officer

END